                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

 (CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                     For Period Ended:      March 31, 2001

                            -----------------------

Nothing in this form shall be construed to verify that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

                            -----------------------

                        PART  I.  REGISTRANT INFORMATION

                                 MIRENCO, INC.

                           (Full Name of Registrant)


     206 May St. PO Box 343, Radcliffe, IA                           50230

(Address of Principal Executive Office, Street and Number)         (Zip Code)

                            -----------------------

                       PART  II.  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed.  (Check box if appropriate)   /X/

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                            -----------------------

                              PART  III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is requesting an extension for the filing of Form 10-QSB because management efforts were focused on completing Form SB-2 which was made effective on May 14, 2001 and because all of the information to file a complete and accurate report is being developed. We recognize the requirement to file
Form 10-QSB within 5 days.

                            -----------------------

                          PART IV.  OTHER INFORMATION

     (1) The name and telephone number of the person to contact in regard to this notification is Mr. Darrell R. Jolley, at (817) 685-6157.

     (2) Have all other reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

                             / /  Yes   / X /  No *

             *   Not applicable since this is Registrant's first
                  filing requirement after becoming subject
                     to Section 15(d) on January 26, 2001

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             / /  Yes   / X /  No

          Based upon the information available to Registrant at this time, the Registrant is unable to accurately determine any significant changes in results of operations.


The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

               By:   /s/  Darrell R. Jolley
               --------------------------------------
               Darrell R. Jolley
               Chief Financial Officer

               Date:  May 15, 2001